Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 26, 2025 (the “Effective Date”), by and between [***] (“Buyer”), Zevra Therapeutics, Inc., a corporation organized under the laws of Delaware (“Seller”), and solely with respect to Section 10.01(c), Zevra Denmark A/S, a Danish public limited company (“Zevra DN”). Buyer and Seller may hereinafter be referred to individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Seller is the holder of all right, title and interest in and to the Priority Review Voucher (as defined below);

WHEREAS, Seller and Buyer each (i) desire that Buyer purchase from Seller, and Seller sell, transfer and assign to Buyer, the Purchased Assets (as defined below), all on the terms set forth herein (such transaction, the “Asset Purchase”) and (ii) in furtherance thereof, have duly authorized, approved and executed this Agreement and the other transactions contemplated by this Agreement in accordance with all applicable Legal Requirements (as defined below); and

WHEREAS, Seller and Buyer desire to make certain representations, warranties, covenants and other agreements in connection with the Asset Purchase as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and their mutual undertakings hereinafter set forth, and intending to be legally bound, the Parties agree as follows:

ARTICLE I.
DEFINITIONS

Section 1.01    Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

(a)    “Affiliate” means with respect to any Person, any other Person which, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person, for so long as such control exists, whether such Person is or becomes an Affiliate on or after the Effective Date. A Person shall be deemed to “control” another Person if it: (i) with respect to such other Person that is a corporation, owns, directly or indirectly, beneficially or legally, at least fifty percent (50%) or more of the outstanding voting securities or capital stock (or such lesser percentage which is the maximum allowed to be owned by such Person in a particular jurisdiction) of such other Person, or, with respect to such other Person that is not a corporation, has other comparable ownership interest; or (ii) has the power, whether pursuant to contract, ownership of securities or otherwise, to direct the management and policies of such other Person.

(b)    “Alternative Transaction” means, other than the transactions contemplated by this Agreement, any proposal or offer from any Person or group of Persons (other than Buyer or its Affiliates or their respective Representatives) for any acquisition by, or transfer, assignment, encumbrance, license or other grant of rights or disposition to, such Person or group of Persons of any right, title or interest in or to the Purchased Assets; provided, that “Alternative Transaction” shall not include any debt or equity financing transaction of the Seller or any acquisition of substantially all of Seller’s assets or a majority of the direct or indirect equity interests in Seller (whether through a stock purchase, merger, sale of all or substantially all assets or otherwise) so long as such acquisition provides that this Agreement continues to be binding, enforceable and in full force and effect on the same terms in effect as of the Effective Date.

(c)    “Approval Letter” means the letter from the FDA dated September 20, 2024, approving the Subject NDA, Reference ID 5449826, attached hereto as Exhibit A.

(d)    “Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in New York, New York.

(e)    “Confidential Information” means (i) any and all confidential and proprietary information, including but not limited to, data, results, conclusions, know‑how, experience, financial information, plans and forecasts, that may be delivered, made available, disclosed or communicated by a Party or its Affiliates or their respective Representatives to the other Party or its Affiliates or their respective Representatives, related to the subject matter hereof or otherwise in connection with this Agreement and (ii) the terms, conditions and existence of this Agreement. “Confidential Information” will not include information that (A) at the time of disclosure, is generally available to the public, (B) after disclosure hereunder, becomes generally available to the public, except as a result of a breach of this Agreement by the recipient of such information, (C) becomes available to the recipient of such information from a Third Party that is not legally or contractually prohibited by the disclosing Party from disclosing such Confidential Information; or (D) was developed by or for the recipient of such information without the use of or reference to any of the Confidential Information of the disclosing Party or its Affiliates, as evidenced by the recipient’s contemporaneous written records. Notwithstanding anything herein to the contrary, all Confidential Information included within the Purchased Assets shall constitute Confidential Information of the Buyer from and after the Closing Date.

(f)    “Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase orders).

(g)    “Encumbrance” means any lien, pledge, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, security interest, encumbrance, right of negotiation or refusal, adverse claim, interference or other restriction on ownership, use or transfer.

(h)    “FDA” means the United States Food and Drug Administration.

(i)    “FDCA” means the United States Federal Food, Drug, and Cosmetic Act.

(j)    “Fraud” means a party’s actual and intentional fraud under Delaware common law in the making of any representations and warranties made by such party as expressly set forth in Article IV or Article V hereof, as applicable.

(k)    “Fundamental Representations” means the representations and warranties contained in Section 4.01, Section 4.02, Section 4.03(b)(i), Section 4.05, Section 4.07, Section 4.10, Section 4.11, Section 4.14 and Section 4.15.

(l)    “Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self‑regulatory organization or any quasi‑governmental or private body exercising any regulatory, taxing or other governmental or quasi‑governmental authority.

(m)    “HSR Act” means the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

(n)    “Knowledge” means, with respect to Seller, the actual knowledge of the facts and information of Neil McFarlane, Josh Schafer, LaDuane Clifton, Gerald Orehostky, and Rahsaan Thompson, after performing a reasonable inquiry with respect to such facts and information.

(o)    “Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to a Party or to any of its assets, properties or businesses. Legal Requirements shall include, with respect to Seller, any responsibilities, requirements, parameters and conditions relating to the Priority Review Voucher set forth in (i) the Approval Letter, (ii) any other correspondence received by Seller or its Affiliates (including Zevra DN) from the FDA regarding the Priority Review Voucher, or (iii) Section 529 of the FDCA (21 U.S.C. § 360ff), including as interpreted by the FDA in FDA’s Draft Guidance, “Rare Pediatric Disease Priority Review Vouchers – Guidance for Industry” (July 2019).

(p)    “Liabilities” means all debts, Taxes, liabilities and obligations, whether presently in existence or arising hereafter, accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Legal Requirement or any Contract.

(q)    “Notice of Intent to Use” means notification to the FDA not later than ninety (90) days prior to the submission of a human drug application of the intent to use the Priority Review Voucher to obtain Priority Review of a human drug application, as described in 21 U.S.C. § 360ff(b)(4)(B)(i).

(r)    “Order” means any order, decree, edict, injunction, writ, award or judgment of any Governmental Entity.

(s)    “Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.

(t)    “Pre‑Closing Priority Review Fee” has the meaning set forth in Section 7.05.

(u)    “Pre‑Closing PRV Notice” has the meaning set forth in Section 7.05.

(v)    “Priority Review” means review and action on a human drug application by the FDA in accordance with the timelines set forth by the FDA for “priority review” applications in the then‑current Prescription Drug User Fee Act goals letter, as described in FDA Draft Guidance, “Rare Pediatric Disease Priority Review Vouchers – Guidance for Industry” (July 2019).

(w)    “Priority Review Fee” has the meaning set forth in Section 11.02.

(x)    “Priority Review Voucher” means the priority review voucher issued by the United States Secretary of Health and Human Services, Food and Drug Administration, to Zevra DN, as evidenced in the Approval Letter, identified by priority review voucher number PRV NDA 214927, and subsequently transferred by Zevra DN to Seller.

(y)    “Proceeding” means any action, arbitration, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

(z)    “Purchased Assets” means (i) the Priority Review Voucher, and (ii) any and all rights, benefits and entitlements afforded to the holder of the Priority Review Voucher.

(aa)    “Regulatory Change” means any term or condition that is not set forth in the Approval Letter imposed by the FDA on the Priority Review Voucher that (x) is not generally imposed on priority review vouchers under the FDCA, and (y) adversely impacts, in any material respect, the manner in which Buyer may use, receive, hold or otherwise exploit the Priority Review Voucher.

(bb)    “Representative” means, with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

(cc)    “Seller Notice of Transfer Submission” has the meaning set forth in Section 3.5(e).

(dd)    “Subject NDA” means NDA Number 214927, approved by the FDA on September 20, 2024, for MIPLYFFA (arimoclomol) for use in combination with miglustat for the treatment of neurological manifestations of Niemann‑Pick disease type C in adults and pediatric patients two (2) years of age and older.

(ee)    “Target PRV Use Date” has the meaning set forth in Section 7.05(e).

(ff)    “Tax” or “Taxes” means any and all domestic and non‑U.S., federal, state, provincial, local, municipal and other taxes, fees, levies, duties, tariffs, imposts and like assessments or charges of whatever kind, including taxes or charges on, or measured by or with respect to, gross or net income, gain, gross receipts, capital, franchise, windfall and other profits, sales, use, real or personal property, payroll, as well as any value added, ad valorem, transfer, license, withholding, employment, unemployment, excise, severance, stamp, occupation, municipal, municipal surcharge, environmental, social security, escheat, unclaimed property and other tax, together with any interest or any penalty thereon and addition thereto, whether disputed or not.

(gg)    “Tax Authority” means, with respect to any Tax, the Governmental Entity having jurisdiction over the assessment, determination, collection or imposition of such Tax.

(hh)    “Third Party” means any Person other than a Party and such Party’s Affiliates.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 1.01 shall have the meanings assigned to such terms in this Agreement.

ARTICLE II.
PURCHASE AND SALE

Section 2.01    Purchase and Sale; No Assumed Liabilities.

(a)    Upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell, transfer, convey, assign and deliver to Buyer, at the Closing all of Seller’s right, title and interest in, to and under the Purchased Assets, in each case free and clear of all Encumbrances. Seller shall perform all actions necessary to facilitate the transfer of the Purchased Assets to Buyer.

(b)    For the avoidance of doubt, (i) the sale, assignment, transfer and conveyance of the Purchased Assets from Seller to Buyer shall not include the transfer, conveyance or assumption of any Liabilities from Seller to Buyer, and (ii) Buyer shall not assume or be liable for any Liabilities of Seller or its Affiliates (fixed, contingent or otherwise, and whether or not accrued), including Liabilities relating to the Purchased Assets (other than such obligations as are imposed generally by applicable Legal Requirements solely on the holder of the Priority Review Voucher in respect of its use or transfer following the sale thereof pursuant to this Agreement, including, without limitation, the Priority Review Fee) (such Liabilities, “Excluded Liabilities”).

Section 2.02    Purchase Price. The total consideration (the “Purchase Price”) to be paid by Buyer to Seller for all of the Purchased Assets shall be One Hundred and Fifty Million Dollars (U.S. $150,000,000) due and payable upon the Closing Date.

Section 2.03    Method of Payment. Payment of the Purchase Price to Seller shall be made in cash by wire transfer of immediately available funds to a bank account specified by Seller in writing to Buyer in the form of Valid Account Details no later than five (5) Business Days prior to the Closing Date. “Valid Account Details” means, with respect to any bank account, the valid (a) name of bank, (b) bank’s address, (c) account number, (d) account name and (e) ABA/Routing number.

Section 2.04    Tax Withholding. Buyer shall be entitled to deduct and withhold from the Purchase Price otherwise payable pursuant to this Agreement to Seller any amount required to be deducted or withheld therefrom on account of Taxes under applicable Legal Requirements relating to Taxes. Except where such deduction or withholding is a result of Seller’s failure to deliver to Buyer the certification set forth in Section 3.02(i), before making any such deduction or withholding, (i) Buyer shall provide to Seller ten (10) days’ notice of Buyer’s intention to make such deduction and withholding, and (ii) Buyer shall cooperate with Seller to the extent reasonable in efforts by Seller to obtain any available reduction of or relief from such deduction or withholding to the extent permitted by applicable Legal Requirements. Buyer shall remit to the appropriate Tax Authority any and all amounts so deducted or withheld in accordance with the applicable Legal Requirements.

ARTICLE III.
CLOSING

Section 3.01    Closing. The consummation of the Asset Purchase (the “Closing”) shall be conducted telephonically or via email, facsimile transfer or other similar means of correspondence on such date to be mutually agreed upon by Buyer and Seller, which date shall be no later than the next succeeding Business Day after all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions which, by their terms, are intended to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions). The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”

Section 3.02    Transactions to be Effected at Closing. At the Closing,

(a)    Seller shall deliver, or cause to be delivered, to Buyer an executed Bill of Sale substantially in the form attached hereto as Exhibit B;

(b)    Seller shall deliver, or cause to be delivered, to Buyer an executed certificate from a duly authorized officer of the Seller certifying as to the matters set forth in Section 6.02(c);

(c)    Buyer shall deliver, or cause to be delivered, to Seller an executed certificate from a duly authorized officer of the Buyer certifying as to the matters set forth in Section 6.03(c);

(d)    Seller shall deliver, or cause to be delivered, to Buyer an executed certificate of the secretary or an assistant secretary (or equivalent duly authorized officer or other representative) of Seller certifying (i) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby, and (ii) as to the incumbency of each person executing this Agreement and any other document delivered in connection herewith on behalf of Seller and that the signature of each such person on this Agreement and such other document is such person’s genuine signature;

(e)    Within one (1) Business Day following the Closing Date, Seller shall (on behalf of Buyer) submit, or cause to be submitted, to the FDA the separate notifications referred to in Section 3.02(g) and Section 3.02(h), respectively, as a submission to the Subject NDA through the FDA’s Electronic Submissions Gateway under the cover letter in the form attached as Exhibit C. Seller shall provide to Buyer, within two (2) Business Days following their submission to the FDA, confirmation from the FDA of successful submission and a complete copy of such submission (the “Seller Notice of Transfer Submission”). Buyer may also submit the duly executed letters provided to be delivered in Section 3.02(g) and Section 3.02(h) hereof to the FDA following Seller’s notification to Buyer of its submission, and Buyer’s receipt from Seller, of a copy of the Seller Notice of Transfer Submission.

(f)    Buyer shall pay the Purchase Price to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Buyer in the form of Valid Account Details, such designation to occur at least five (5) Business Days prior to the Closing Date;

(g)    Seller shall deliver to Buyer a letter addressed to Buyer, substantially in the form set forth on Exhibit D hereto and duly executed by Seller, acknowledging the transfer of the Priority Review Voucher from Seller to Buyer, in accordance with this Agreement;

(h)    Buyer shall deliver to Seller a letter addressed to Seller, substantially in the form set forth on Exhibit E hereto and duly executed by Buyer, acknowledging the transfer of the Priority Review Voucher from Seller to Buyer, in accordance with this Agreement; and

(i)    Seller shall deliver to Buyer a properly completed, validly executed, true and correct Internal Revenue Service Form W‑9 certifying that Seller is not subject to backup withholding for United States federal income tax purposes.

Section 3.03    Title Passage. Upon the Closing, all of the right, title and interest of Seller in and to the Purchased Assets shall pass to Buyer.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer, as of the Effective Date and the Closing Date, as follows:

Section 4.01    Organization, Standing and Power. Seller is a corporation duly organized and validly existing under the laws of Delaware. Seller has the corporate power and authority to own, operate and lease its properties and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to adversely affect any of the Purchased Assets or Seller’s ability to consummate the transactions contemplated by this Agreement. Seller is not in violation of its certificate of incorporation or bylaws.

Section 4.02    Due Authority. Seller has the requisite corporate power and authority to enter into, deliver and perform its obligations under, and consummate the transactions contemplated by, this Agreement. The execution, delivery and performance of this Agreement, and the consummation of the Asset Purchase, have been duly and validly approved and authorized by all necessary corporate action on the part of Seller, and this Agreement has been duly executed and delivered by Seller. This Agreement, upon execution by the Parties, will constitute a valid and binding obligation of Seller enforceable against Seller in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. The approval of Seller’s stockholders is not required for the execution, delivery and performance of this Agreement, and the consummation of the Asset Purchase.

Section 4.03    Noncontravention. The execution and delivery by Seller of this Agreement does not, and the consummation of the transactions contemplated hereby, including the transfer of title to, ownership in, and possession of the Purchased Assets, will not, (a) result in the creation of any Encumbrance on any of the Purchased Assets or (b) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, revocation, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the certificate of incorporation or bylaws of Seller, (ii) any Contract to which Seller is a party or by which it is bound which involves or affects in any way any of the Purchased Assets or (iii) except as may be required to comply with the HSR Act, any Legal Requirements applicable to Seller or any of the Purchased Assets (except, in the case of clauses (ii) and (iii) above, as would not, individually or in the aggregate, have an adverse effect on the ability of Seller to consummate the sale of the Purchased Assets at Closing and perform its other obligations under this Agreement or Buyer’s ownership and rights with respect to any of the Purchased Assets after the Closing).

Section 4.04    No Consents. Except for the letters referenced in Section 3.02(g) and the filing of any Premerger Notification and Report Form required under the HSR Act, no filing, authorization, consent, approval, permit, order, registration or declaration, governmental or otherwise, is necessary to enable or authorize Seller to enter into, and to perform its obligations under, this Agreement.

Section 4.05    Title to Purchased Assets. Seller is the sole and exclusive owner of the Purchased Assets and owns and at the Closing will transfer to Buyer good and transferable title to the Purchased Assets free and clear of any Encumbrances. Seller has performed all actions necessary to perfect its ownership of, and its ability to transfer, the Purchased Assets pursuant to this Agreement. Neither Seller nor any of its Affiliates has sold, transferred, conveyed, assigned, or delivered any Purchased Assets (except that Zevra DN transferred to Seller all of its right, title and interest in and to the Purchased Assets as evidenced by the Bill of Sale between Zevra DN and Seller, dated as of November 10, 2024, as further described in Schedule 4.05), or offered to do so, to any Person, and Seller has the full and sole right to sell, transfer, convey, assign, and deliver the Purchased Assets to Buyer free and clear of all Encumbrances and, at the Closing, will sell, transfer, convey, assign and deliver to Buyer good and transferable title to the Purchased Assets free and clear of any Encumbrances.

Section 4.06    Contracts. Except for this Agreement, there is no Contract to which Seller or any Affiliate of Seller is a party that involves or affects the ownership of, licensing of, title to, or use of any of the Purchased Assets.

Section 4.07    Compliance With Legal Requirements. Seller and its Affiliates are, and at all times have been, in compliance in all material respects with each Legal Requirement that is or was applicable to (a) Seller’s and its Affiliates’ conduct, acts, or omissions with respect to any of the Purchased Assets or (b) any of the Purchased Assets. Seller and its Affiliates have not received any written notice or other written communication from any Person regarding any actual, alleged, possible or potential material violation of, or failure to comply with, any such Legal Requirement. Since the three (3) year period prior to the Closing Date and as it relates to the FDA approval of the Subject NDA, the Approval Letter, the Priority Review Voucher or the activities giving rise to such FDA approval of the Subject NDA, the Approval Letter or the Priority Review Voucher, neither Seller, any Affiliate of Seller, nor to the Knowledge of Seller, any Representative of Seller or any Affiliate of Seller, has made an untrue statement of material fact or a fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact or a fraudulent statement to the FDA or any other Governmental Entity or committed an act, made a statement or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Governmental Entity to invoke any similar policy and which could reasonably be expected to result in a revocation of the Priority Review Voucher.

Section 4.08    Legal Proceedings. There is no pending, or to Seller’s Knowledge, threatened Proceeding involving Seller or any of its Affiliates, nor has there been any Proceeding involving Seller or any of its Affiliates, and neither Seller nor any of its Affiliates are a party or subject to the provisions of any Order, in each case, (a) that involves or affects (or may involve or affect) the issuance of, continued validity of, ownership of, transfer or license of, title to, or use of any of the Purchased Assets (including any such Order that seeks to prohibit or limit in any respect, or place any conditions on, the ownership or use by Buyer or its Affiliates of any of the Purchased Assets, in each case, as a result of the transactions contemplated by this Agreement), or (b) that otherwise challenges or seeks to restrain, prohibit, prevent, enjoin, alter, or delay the consummation of the transactions contemplated by this Agreement.

Section 4.09    Governmental Authorizations. Seller is not required to hold any license, registration, or permit issued by any Governmental Entity to own, use or transfer the Purchased Assets, other than such licenses, registrations or permits that have already been obtained.

Section 4.10    Revocation; Regulatory Change. The Priority Review Voucher has been duly granted and issued and has not been terminated, cancelled or revoked and, to the Seller’s Knowledge, there are no facts or circumstances that would reasonably be expected to give rise to a right of the FDA to revoke (or that would otherwise result in the revocation of) the Priority Review Voucher, or result in the redemption or transfer of the Priority Review Voucher (other than pursuant to the transactions contemplated by this Agreement), or that would reasonably be expected to preclude or interfere with the sale and transfer of the Purchased Assets to Buyer or Buyer’s use of the Purchased Assets following the Closing to obtain Priority Review (other than as set forth in any Legal Requirements in existence on the date hereof). To the Knowledge of Seller, there is no term or condition imposed by the FDA on the Priority Review Voucher that is not set forth in the Approval Letter or provided for under applicable Legal Requirements. From the date that the Priority Review Voucher was issued until the Effective Date, there has not occurred any Regulatory Change.

Section 4.11    Marketed Product. Seller or any of its Affiliates has initiated or will initiate marketing in the United States of the product approved under the Subject NDA within the 365‑day period beginning on the date of the FDA approval of the Subject NDA to the extent and in a manner required under applicable Legal Requirements so as to preclude the FDA from exercising its authority to revoke the Priority Review Voucher pursuant to 21 U.S.C.§ 360ff(e)(1).

Section 4.12    Document Disclosure. Attached as Schedule 4.12 is a true, correct and complete list of all documents for which true, correct and complete copies have been made available to Buyer as of the close of business on the last Business Day immediately preceding the Closing Date, which list includes any and all communications between Seller or its Affiliates (including Zevra DN), on the one hand, and the FDA, on the other hand, with respect to the Purchased Assets.

Section 4.13    Intent to Use. Neither Seller nor any of its Affiliates has filed or submitted, or Permitted any Third Party to file or submit, to the FDA a Notice of Intent to Use the Priority Review Voucher.

Section 4.14    No Broker. Except for Cantor, the fees and expenses of which shall be paid by Seller, there is no investment banker, broker, finder or other intermediary which has been authorized to act on behalf of Seller who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.15    Taxes. Seller and its Affiliates have timely paid all amounts of Tax required to be paid on or prior to the date hereof, if a failure to pay such Tax could reasonably be expected to result in a lien on any of the Purchased Assets. There are no liens on account of Taxes on the Purchased Assets and no material audits, controversies or claims by a Governmental Entity pending or threatened against Seller with respect to Taxes relating to the Purchased Assets.

Section 4.16    No Other Representations. Neither Seller nor any of its Representatives is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, except as otherwise expressly set forth in this Article IV, and Seller hereby disclaims any such other representations and warranties.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller, as of the Effective Date and the Closing Date, as follows:

Section 5.01    Organization, Standing and Power. Buyer is a limited liability company duly organized and validly existing under the laws of Delaware. Buyer has the corporate power and authority to own, operate and lease its properties and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to adversely affect Buyer’s ability to consummate the transactions contemplated by this Agreement. Buyer is not in violation of its certificate of incorporation or bylaws.

Section 5.02    Authority. Buyer has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the consummation of the Asset Purchase, have been duly and validly approved and authorized by all necessary corporate action on the part of Buyer, and this Agreement has been duly executed and delivered by Buyer. This Agreement, upon execution by the Parties, will constitute a valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 5.03    Noncontravention. The execution and delivery by Buyer of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, revocation, suspension, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (a) any provision of the certificate of incorporation or bylaws of Buyer, (b) any Contract to which Buyer is a party or by which it is bound which involves or affects in any way the Asset Purchase or (c) except as may be required to comply with the HSR Act, any Legal Requirements applicable to Buyer.

Section 5.04    No Consents. Except for the letters referenced in Section 3.02 and the filing of any Premerger Notification and Report Form required under the HSR Act, no filing, authorization, consent, approval, permit, order, registration or declaration, governmental or otherwise, is necessary to enable or authorize Buyer to enter into, and to perform its obligations under, this Agreement.

Section 5.05    Financing. Buyer has, and will at Closing have, sufficient funds to consummate the transactions contemplated by this Agreement.

Section 5.06    No Broker. Buyer has not engaged, retained or entered into an agreement with any investment banker, broker, finder or other intermediary who has been authorized to act on behalf of Buyer who would be entitled to any fee or commission payable by Seller in connection with the transactions contemplated by this Agreement.

Section 5.07    Non‑Reliance. Neither Seller nor any of its Affiliates nor any of their Representatives makes, or has made any representation or warranty, oral or written, express or implied, as to the accuracy or completeness of any information concerning the Purchased Assets contained herein or made available in connection with Buyer’s investigation of the foregoing, except as expressly set forth in this Agreement, and Seller, its Affiliates and their Representatives expressly disclaim any and all liability that may be based on such information or errors therein or omissions therefrom. Buyer has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied (including any representation or warranty as to merchantability or fitness for a particular purpose), made by Seller, any of its Affiliates or any of their Representatives, except as expressly set forth in Article IV. Neither Seller nor its Affiliates nor any of their Representatives shall have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any information, documents or materials made available to Buyer, whether orally or in writing, in any presentations, due diligence discussions or in any other form in expectation of, or in connection with, the Asset Purchase, other than as expressly set forth in this Agreement.

ARTICLE VI.
CONDITIONS TO CLOSING

Section 6.01    Conditions Precedent of Buyer and Seller. Each Party’s obligations to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions precedent:

(a)    HSR Act. The applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(b)    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other material Order issued or promulgated by a Governmental Entity preventing the consummation of the transactions contemplated by this Agreement shall be in effect, and there shall not be any applicable Legal Requirement that makes consummation of the transactions contemplated by this Agreement illegal.

(c)    No Governmental Litigation. There shall not be any Proceeding commenced or pending by a Governmental Entity seeking to prohibit, limit, delay, or otherwise restrain the consummation of this Agreement and/or the transactions contemplated hereby.

Section 6.02    Buyer’s Conditions Precedent. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions precedent:

(a)    Accuracy of Representations. Each of the representations and warranties made by Seller in this Agreement (other than the Fundamental Representations) shall be true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “material adverse effect” set forth therein) in all material respects at and as of the Effective Date and as of the Closing Date (or, if made as of a specified period or date, as of such period or date). Each of the Fundamental Representations shall be true and correct in all respects at and as of the Effective Date and as of the Closing Date (or, in each case, if made as of a specified period or date, as of such period or date).

(b)    Performance of Covenants. All of the covenants and obligations that Seller is required to comply with or to perform hereunder at or prior to the Closing Date shall have been complied with and performed in all material respects.

(c)    Closing Certificate. Seller shall have delivered to Buyer a certificate, dated the Closing Date and duly executed by Seller, certifying that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.

(d)    No Regulatory Change. Since the Effective Date there shall not have occurred and remain in effect any Regulatory Change.

Section 6.03    Seller’s Conditions Precedent. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions precedent:

(a)    Accuracy of Representations. Each of the representations and warranties made by Buyer in this Agreement shall be true and correct in all material respects at and as of the Closing Date (or, if made as of a specified period or date, as of such period or date), except to the extent that such representations and warranties are qualified by the term “material”, or words of similar import, in which case such representations and warranties (as so written, including the terms “material”, or words of similar import) shall be true and correct in all respects at and as of the Closing Date (or, if made as of a specified period or date, as of such period or date).

(b)    Performance of Covenants. All of the covenants and obligations that Buyer is required to comply with or to perform hereunder at or prior to the Closing Date shall have been complied with and performed in all material respects.

(c)    Closing Certificate. Buyer shall have delivered to Seller a certificate, dated the Closing Date and duly executed by Buyer, certifying that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

ARTICLE VII.
PRE‑CLOSING COVENANTS AND AGREEMENTS

Section 7.01    Antitrust Notification.

(a)    The Parties shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Legal Requirements to consummate the transactions contemplated by this Agreement. Without limiting the foregoing, Seller and Buyer shall file, or shall cause their ultimate parent entities as defined in the HSR Act to file, as soon as practicable (but not later than five (5) Business Days) after the Effective Date, any notifications required under the HSR Act, and shall respond as promptly as practicable to all inquiries or requests received from the Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice or any other Governmental Entity for additional information or documentation. In connection therewith, the Parties shall, or shall cause their respective Affiliates to, (i) furnish to the other Party such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act, and (ii) keep the other Party reasonably apprised of the status of any communications with, and any inquiries or requests for additional information from the applicable Governmental Entity.

(b)    Subject to applicable confidentiality restrictions or restrictions required by applicable Legal Requirements, each Party will notify the other promptly upon the receipt of (a) any comments or questions from any Governmental Entity in connection with any filings made pursuant to Section 7.01 or the transactions contemplated by this Agreement and (b) any request by any Governmental Entity for information or documents relating to an investigation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each Party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such Party and any Governmental Entity relating to the transactions contemplated by this Agreement. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 7.01 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include representatives of both Parties to the extent permitted by such Governmental Entity. Subject to applicable Legal Requirements, the Parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Entity regarding the transactions contemplated by this Agreement by or on behalf of any Party. Notwithstanding anything herein to the contrary, Buyer shall have, except where prohibited by applicable Legal Requirement, sole and complete responsibility for determining the strategy for obtaining consents and approvals of any Governmental Entity, having in good faith considered comments made by Seller.

(c)    Notwithstanding the foregoing, nothing in this Agreement shall require, or be construed to require, the Parties or any of their respective Affiliates to offer or agree to (a) (i) sell, hold, hold separate, divest, license, discontinue or limit, before or after the Closing Date, any assets, businesses, equity holdings, intellectual property, or other interests or (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses, equity holdings, intellectual property or interests (including but not limited to any requirements to enter into new Contracts or modify or terminate existing Contracts), including with respect to the Purchased Assets and use of the Priority Review Voucher to obtain Priority Review of a product candidate of Buyer or its Affiliates or any other benefit associated with the Purchased Assets or (b) any material modification or waiver of the terms and conditions of this Agreement.

(d)    Buyer shall bear all filing fees related to any notifications under the HSR Act.

Section 7.02    Regulatory Change Notification. Until the earlier of the Closing or the termination of this Agreement, Seller shall provide Buyer with prompt written notification of the occurrence of any Regulatory Change of which Seller becomes aware.

Section 7.03    Efforts. During the period from the Effective Date and continuing until the earlier of the termination of this Agreement or the Closing Date (the “Pre‑Closing Period”), except as otherwise expressly contemplated by this Agreement or with such other Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, each Party shall not, and shall cause its Affiliates not to, knowingly take or permit any action that, or omit to take any action the absence of which, could reasonably be expected to prevent or materially delay the satisfaction of the conditions set forth in Article VI.

Section 7.04    No Solicitation. During the Pre‑Closing Period, Seller shall not and shall cause its controlled Affiliates not to, nor shall it authorize or instruct any of its other Affiliates or its or their Representatives to, (i) solicit, initiate, facilitate or encourage any inquiries, proposals or offers with respect to, or the submission of, any Alternative Transaction by any Person (other than Buyer or its Affiliates or their respective Representatives) or any inquiry, proposal or offer that is reasonably likely to lead to an Alternative Transaction, (ii) engage, continue or participate in any discussions or negotiations regarding, or take any other action intended or reasonably expected to facilitate the making of any inquiry, proposal or offer to Seller that constitutes, or may reasonably be expected to lead to, any Alternative Transaction by any Person (other than Buyer or its Affiliates or their respective Representatives) other than to state that they are not permitted to have discussions, (iii) accept any inquiry, proposal or offer from any Person (other than Buyer) in respect of an Alternative Transaction, or (iv) resolve to propose or agree to do any of the foregoing.

Section 7.05    Notice of Intent to Use. Buyer may, on or after the Effective Date and prior to the Closing, submit a Notice of Intent to Use the Priority Review Voucher substantially in the form attached hereto as Exhibit F to the FDA of its intent to use the Priority Review Voucher to obtain Priority Review of a human drug application of Buyer’s choice in accordance with the applicable provisions of the FDCA and the Priority Review Voucher (a “Pre‑Closing PRV Notice”).

(a)    Upon the Effective Date, Seller shall deliver, or cause to be delivered, to Buyer a letter, substantially in the form attached hereto as Exhibit G and duly executed by Seller, addressed to the FDA confirming the Parties’ agreement, subject to approval under the HSR Act, to transfer the Priority Review Voucher to Buyer and confirming that Seller has authorized Buyer to submit a Pre‑Closing PRV Notice.

(b)    Buyer may submit a copy of the letter referred to in Section 7.05(a) to the FDA together with, or in support of, any Pre‑Closing PRV Notice.

(c)    Buyer shall notify Seller within three (3) Business Days of (i) any Pre‑Closing PRV Notice given to the FDA and (ii) the date falling at least ninety (90) days after the date of such Pre‑Closing PRV Notice that is specified by Buyer in a notice to the FDA as being the date on which Buyer intends to submit its new drug application to which that Pre‑Closing PRV Notice relates (the “Target PRV Use Date”). For the avoidance of doubt, subject to the requirements of the FDCA and the Approval Letter, the Target PRV Use Date shall be determined by Buyer in Buyer’s sole discretion.

(d)    The Parties shall, or shall cause their respective Affiliates to, keep the other Party reasonably apprised of the status of any communications with, and any inquiries or requests for additional information from, the FDA in connection with any Pre‑Closing PRV Notice. The Parties acknowledge and agree that (i) neither Party makes any representation or warranty that the FDA will accept the submission by Buyer prior to the Closing of such Pre‑Closing PRV Notice or otherwise agree that such submission by Buyer prior to the Closing will allow the Buyer to submit a human drug application as defined in section 735(1) of the FDCA (21 U.S.C. § 379g(1)) for Priority Review within 90 days of submission by Buyer prior to the Closing of such Pre‑Closing PRV Notice, (ii) it is not a condition to either Party’s obligation to consummate the Closing that the FDA has so accepted such submission by Buyer or otherwise so agreed that such submission by Buyer will so allow Buyer to so submit such human drug application, (iii) if the FDA accepts the Pre‑Closing PRV Notice submitted by Buyer then Buyer alone shall be responsible for payment of the priority review user fee described in section 529(c) of the FDC Act (21 U.S.C. § 360ff(c)) (the “Pre‑Closing Priority Review Fee”), and (iv) if due to an inability to obtain the expiration or termination of the waiting period under the HSR Act or a failure to satisfy or waive any other pre‑closing condition described in this Agreement (other than if such inability or failure is caused by a breach by Seller of any of its representations, warranties covenants or obligations under this Agreement), or for any other reason (other than a breach by Seller of any of its representations, warranties covenants or obligations under this Agreement), the Priority Review Voucher ultimately is not transferred to Buyer, Seller shall not assume or be liable for any Liabilities of Buyer or its Affiliates in connection with the Pre‑Closing PRV Notice, or be otherwise required to reimburse any costs incurred by Buyer or its Affiliates in connection with the Pre‑Closing PRV Notice, including payment of the Pre‑Closing Priority Review Fee.

(e)    Notwithstanding anything to the contrary herein, none of Buyer, its Affiliates or its or their Representatives, on the one hand, or Seller, its Affiliates or its or their Representatives, on the other hand, shall, prior to the Closing, take any action, make any filing or provide any notice which will or would reasonably be expected to result in the use, termination, cancellation or revocation of the Priority Review Voucher (including the submission of a human drug application which uses or redeems the Priority Review Voucher) or would otherwise adversely affect the future value, use or transferability of, or either Buyer’s or Seller’s, as applicable, rights in, the Priority Review Voucher following any termination of this Agreement; provided that, notwithstanding the foregoing, this Section 7.05(e) shall not prohibit any such Person from taking any action, making any filing or providing any notice in a manner expressly contemplated by this Agreement.

(f)    Buyer may withdraw any Pre‑Closing PRV Notice at any time by notice to FDA.

Section 7.06    Exclusivity. Until the earlier of the Closing or the termination of this Agreement, Seller shall not (a) transfer or assign the Priority Review Voucher to any Person other than Buyer or enter into any Contract with respect thereto, or (b) encumber or otherwise grant or allow to exist any Encumbrance on the Priority Review Voucher (other than pursuant to this Agreement).

ARTICLE VIII.
INDEMNIFICATION

Section 8.01    Indemnification.

(a)    Indemnification by Seller. From and after the Closing, Seller will indemnify, defend and hold Buyer and its Affiliates, and their respective Representatives, successors and assigns (each, a “Buyer Indemnitee”) harmless for, from and against any and all Liabilities, losses, damages, claims, costs and expenses (including reasonable attorneys’ fees) (collectively, “Damages”), whether or not arising from, relating to, or otherwise in connection with a claim of a Third Party (each, a “Third Party Claim”), which any Buyer Indemnitee may suffer, incur, sustain, or become subject to, to the extent arising from, relating to or otherwise in connection with (i) any breach of, or inaccuracy in, any of Seller’s representations and warranties made under this Agreement or any certificate delivered by Seller hereunder; (ii) any breach of, or failure to perform, any of Seller’s (or Zevra DN’s) covenants or obligations made under this Agreement or any certificate delivered by Seller hereunder; or (iii) arising out of any Excluded Liabilities.

(b)    Indemnification by Buyer. From and after the Closing, Buyer will indemnify, defend and hold Seller and its Affiliates, and their respective Representatives, successors and assigns (each, a “Seller Indemnitee”) harmless for, from and against any and all Damages, whether or not arising from, relating to or otherwise in connection with a Third Party Claim, which any Seller Indemnitee may suffer, incur, sustain, or become subject to, to the extent arising from, relating to or otherwise in connection with (i) any breach of, or inaccuracy in. any of Buyer’s representations and warranties made under this Agreement or any certificate delivered by Buyer hereunder; or (ii) any breach of, or failure to perform, any of Buyer’s covenants or obligations made under this Agreement or any certificate delivered by Buyer hereunder.

Section 8.02    Indemnification Procedures.

(a)    A Person entitled to indemnification pursuant to Section 8.01 will hereinafter be referred to as an “Indemnitee.” A Party obligated to indemnify an Indemnitee hereunder will hereinafter be referred to as an “Indemnitor.”

(b)    A claim for indemnification for any matter not involving a Third Party Claim may be asserted by written notice to the Indemnitor. Such notice shall include the facts constituting the basis for such claim for indemnification, the Sections of this Agreement upon which such claim for indemnification is then based and an estimate, to the extent known, of the amount of Damages suffered or reasonably expected to be suffered by the Indemnitee; provided that the failure to give such notification or any deficiency in such notification will not relieve such Indemnitor from any obligation under this Article VIII, except (i) to the extent such failure to give such notification or such deficiency in such notification actually and materially prejudices such Indemnitor or (ii) as provided in Section 8.01. If the Indemnitor does not notify the Indemnitee within twenty (20) Business Days following its receipt of such notice that the Indemnitor rejects liability in the specified amount for the indemnity claimed by the Indemnitee under Section 8.01(a) or Section 8.01(b), as applicable, such indemnity claim specified by the Indemnitee in such notice shall be deemed accepted by the Indemnitor, in which case, the Indemnitee will be obligated to promptly pay the Indemnitee the full amount (subject, however, to the limitations set forth in Section 8.03) set forth in such notice with respect to such indemnity claim under this Article VIII in accordance with the terms hereof.

(c)    In the event of any instituted or asserted Third Party Claim against an Indemnitee, Indemnitee shall inform Indemnitor of such Third Party Claim as soon as reasonably practicable after such Third Party Claim arises; provided that the failure to give such notification or any deficiency in such notification will not relieve such Indemnitor from any obligation under this Article VIII, except (i) to the extent such failure to give such notification or such deficiency in such notification actually and materially prejudices such Indemnitor or (ii) as provided in Section 10.01.

(d)    The Indemnitor shall have the right to defend, at its sole cost and expense (with counsel reasonably selected by the Indemnitor and approved by the Indemnitee, such approval not to be unreasonably withheld or delayed), a Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnitor to a final conclusion or settled at the discretion of the Indemnitor; provided, however, that the Indemnitor may not assume control of defense to a Third Party Claim (i) unless it covenants to the Indemnitee in writing within ten (10) Business Days after the Indemnitee has given written notice of the Third Party Claim to the Indemnitor to indemnify, defend and hold harmless the Indemnitee from and against the entirety of any and all Damages that the Indemnitee may suffer resulting from or arising out of the Third Party Claim (subject, however, to the limitations set forth in Section 8.03), (ii) in which equitable relief other than monetary damages is sought, (iii) if such Third Party Claim is brought by a Governmental Entity or is otherwise related to or arises in connection with any FDA, Tax or criminal or regulatory enforcement matter, (iv) if the Indemnitee has been advised in writing by outside counsel that a legal conflict or potential legal conflict exists between the Indemnitee and the Indemnitor in connection with conducting the defense of the Third Party Claim, or (v) settlement of, an adverse Order with respect to, or conduct of the defense of the Third Party Claim by the Indemnitor is, in the good faith judgment of the Indemnitee, likely to be materially adverse to the Indemnitee’s or its Affiliates’ reputation or continuing business interests (including its relationships with current or potential customers, licensors, distributors, suppliers, or other parties material to the conduct of its business); provided, further, however, that the Indemnitor may not enter into any compromise or settlement unless (i) such compromise or settlement includes as an unconditional term thereof, the giving by each claimant or plaintiff to the Indemnitee of a release from all liability in respect of such Third Party Claim; and (ii) the Indemnitee consents to such compromise or settlement, which consent shall not be unreasonably withheld or delayed unless such compromise or settlement involves (A) any admission of legal wrongdoing by the Indemnitee, (B) any payment by the Indemnitee that is not indemnified hereunder or (C) the imposition of any equitable relief against the Indemnitee, in which case ((A) – (C)) the Indemnitee may withhold its consent in its sole discretion. If a good faith and diligent defense is not being or ceases to be materially conducted by the Indemnitor, the Indemnitee shall have the right, at the expense of the Indemnitor, upon at least ten (10) Business Days’ prior written notice to the Indemnitor of its intent to do so, to undertake the defense of such Third Party Claim for the account of the Indemnitor (with counsel reasonably selected by the Indemnitee and approved by the Indemnitor, such approval not to be unreasonably withheld or delayed). If the Indemnitee is defending such Third Party Claim, the Indemnitee shall keep the Indemnitor apprised of all material developments with respect to such Third Party Claim and promptly provide the Indemnitor with copies of all correspondence and documents exchanged by the Indemnitee and the opposing party(ies) to such litigation. If the Indemnitor has elected to defend such Third Party Claim or if the Indemnitor has otherwise acknowledged in writing its responsibility for indemnifying a Third Party Claim, the Indemnitee may not compromise or settle such litigation without the prior written consent of the Indemnitor, such consent not to be unreasonably withheld or delayed.

(e)    The Indemnitee may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnitor pursuant to this Section 8.02 and shall bear its own costs and expenses with respect to such participation; provided, however, that the Indemnitor shall bear such costs and expenses (i) if counsel for the Indemnitor or counsel for the Indemnitee shall have reasonably determined that counsel for the Indemnitor may not properly represent both the Indemnitor and the Indemnitee or (ii) if such participation is requested by the Indemnitor.

Section 8.03    Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, the maximum aggregate amount of indemnifiable Damages that may be recovered from (a) Seller pursuant to Section 8.01(a) shall equal the Purchase Price, and (b) Buyer pursuant to Section 8.01(b) shall equal the Purchase Price. Notwithstanding anything to the contrary set forth herein, except to the extent actually awarded against an Indemnitee pursuant to an Order with respect to a Third Party Claim and except for another Party’s fraud, no Party shall have any liability under any provision of this Agreement (including this Article VIII) for any punitive, incidental, special or indirect damages or damages for or otherwise based on business interruption, diminution of value, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement. Nothing in this Section 8.03 shall operate to limit or exclude in any way Seller’s liability for any and all Excluded Liabilities.

Section 8.04    Additional Indemnification Matters. The right of indemnification provided under this Article VIII shall not be affected by any knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing, with respect to the accuracy or inaccuracy of, or compliance or noncompliance with, any representation, warranty, covenant, or agreement contained herein. Notwithstanding anything to the contrary herein, for the purposes of this Article VIII, for the purposes of determining the amount of Damages, each representation or warranty made by a Party will be deemed made without any qualifications or limitations as to materiality and, without limiting the foregoing, the word “material” and words of similar import will be deemed deleted from any such representation or warranty.

Section 8.05    Exclusive Remedy. From and after the Closing, except in the case of fraud and as otherwise provided in Section 11.09, the sole and exclusive remedy of any Indemnitee for any Damages that such Indemnitee may at any time suffer or incur, or become subject to, as a result of, or in connection with this Agreement, including any inaccuracy, violation or breach of any representation and warranty contained in this Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement, shall be indemnification in accordance with this Article VIII (subject to the applicable qualifications and limitations set forth in this Agreement).

ARTICLE IX.
TERMINATION

Section 9.01    Termination Prior to Closing. Notwithstanding any contrary provisions of this Agreement, this Agreement and the respective obligations of the Parties to consummate the transactions contemplated by this Agreement may be terminated and abandoned at any time before the Closing only as follows:

(a)    upon the mutual written consent of Buyer and Seller; or

(b)    by either Party, by written notice to the other Party if the Closing has not occurred on or before 11:59 p.m., Eastern Standard Time, on the date that is ninety (90) days following the Effective Date (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any Party whose material breach of any provision set forth in this Agreement is the primary cause of the failure of the Closing to occur on or before such date;

(c)    by Buyer or Seller, if (i) any Law having the effect referred to in Section 6.01(b) has been enacted, issued, promulgated, enforced or entered or (ii) any order, injunction or decree having the effect referred to in Section 6.01(b) is in effect and has become final and non‑appealable;

(d)    by Buyer, if Buyer is not in material breach of its obligations under this Agreement and there has been a violation or breach by Seller of any of its representations, warranties, covenants or other agreements contained in this Agreement, which has prevented or would prevent the satisfaction of any condition to the obligations of Buyer at the Closing set forth in Section 6.02, and (i) such violation or breach has not been waived by Buyer, (ii) Buyer has provided written notice to Seller of such violation or breach setting forth the allegations of violation or breach in reasonable detail, and (iii) such violation or breach cannot be or has not been cured by Seller within twenty (20) Business Days after receiving written notice thereof from Buyer (provided that in no event shall such twenty (20) Business Day extend beyond the Outside Date); or

(e)    by Seller, if Seller is not in material breach of its obligations under this Agreement and there has been a violation or breach by Buyer of any of its representations, warranties, covenants or other agreements contained in this Agreement, which has prevented or would prevent the satisfaction of any condition to the obligations of Seller at the Closing set forth in Section 6.03 and (i) such violation or breach has not been waived by Seller, (ii) Seller has provided written notice to Buyer of such violation or breach setting forth the allegations of violation or breach in reasonable detail, and (iii) such violation or breach cannot be or has not been cured by Buyer within twenty (20) Business Days after receiving written notice thereof from Seller (provided that in no event shall such twenty (20) Business Day extend beyond the Outside Date).

Section 9.02    Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.01: (a) written notice thereof shall forthwith be given to the other Party specifying the provision hereof pursuant to which such termination is made, (b) this Agreement shall forthwith become null and void (except for the provisions of this Section 9.02, Section 10.03, Article I and Article XI, which shall survive any such termination), (c) if a Pre‑Closing PRV Notice was submitted by Buyer to the FDA prior to such termination, Buyer shall promptly (i) withdraw any such Pre‑Closing PRV Notice, (ii) provide Seller with a copy of such withdrawal, (iii) confirm in writing to Seller that the Priority Review Voucher was not, at any time, used by Buyer or its Affiliates in connection with any human drug application prior to such withdrawal, and (d) there shall be no liability on the part of Buyer or Seller except for damages resulting from any breach of this Agreement prior to termination of this Agreement by Buyer or Seller.

ARTICLE X.
ADDITIONAL COVENANTS

Section 10.01    Further Assurances.

(a)    The Parties shall cooperate reasonably with each other in connection with any steps required to be taken as part of their respective obligations under this Agreement, including without limitation any notifications or filings required to be made to the FDA in connection with the transfer of the Purchased Assets, and shall (i) furnish upon request to each other such further information, (ii) execute and deliver to each other such other documents, and (iii) do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement, including the use by Buyer, its Affiliates or their respective successors and assigns of the Priority Review Voucher in accordance with its terms and applicable Legal Requirements.

(b)    Without limiting the foregoing, Buyer and Seller agree to cooperate and assist each other with respect to all filings or notifications to any Governmental Entity related to the transfer and assignment of the Purchased Assets.

(c)    Without limiting the foregoing, Seller and Zevra DN each (i) acknowledges and agrees that Zevra DN previously transferred to Seller all of its right, title and interest in and to the Purchased Assets as evidenced by the Bill of Sale between Zevra DN and Seller, dated as of November 10, 2024, and (ii) further agrees that, from and after the Effective Date (and continuing following the Closing), shall cooperate reasonably with each other and with Buyer with respect to all filings or notifications to the FDA related to the transfer and assignment of the Purchased Assets (whether pursuant to such Bill of Sale or the Asset Purchase hereunder), and shall (A) furnish upon request to each other such further information, (B) execute and deliver to each other such other documents, and (C) do such other acts and things, all as Buyer or such other Person may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement (including with respect to the submission to the FDA of the Pre‑Closing PRV Notice if Buyer so elects pursuant to Section 7.05(b)), including the use by Buyer, its Affiliates or their respective successors and assigns of the Priority Review Voucher in accordance with its terms and applicable Legal Requirements.

Section 10.02    Compliance with Legal Requirements. Following the Effective Time, Seller shall, and shall cause its Affiliates and each of their respective successors in interest and assigns to the product approved under the Subject NDA to, at all times comply with all Legal Requirements applicable to the Purchased Assets, including any and all Legal Requirements applicable to the validity, use or transfer of the Priority Review Voucher. Seller shall promptly forward to Buyer any communications or notices it or its Affiliates receive from any Governmental Entity in respect of or otherwise impacting the Purchased Assets.

Section 10.03    Marketing. Seller shall, and shall cause its Affiliates and each of their respective successors in interest and assigns to, within the three hundred and sixty‑five (365) day period beginning on the date of the FDA approval of the Subject NDA, market in the United States the product approved under the Subject NDA to the extent and in a manner required under applicable Legal Requirements to preclude the FDA from exercising its authority to revoke the Priority Review Voucher pursuant to Section 529(e)(1) of the FDCA.

Section 10.04    Nondisclosure.

(a)    Subject to disclosures permitted or contemplated by Section 10.05, with respect to Confidential Information received from a Party, the other Party will (i) keep such Confidential Information confidential, (ii) not use any such Confidential Information for any reason other than to carry out the intent and purpose of this Agreement, and (iii) not disclose any such Confidential Information to any Person, except in each case as otherwise expressly permitted by this Agreement or with the prior written consent of the disclosing Party.

(b)    Each Party may disclose Confidential Information of the other Party only to its Representatives on a need‑to‑know basis.

(c)    Each Party will (i) enforce the terms of this Section 10.03 as to its Representatives, (ii) take such action to the extent necessary to cause its Representatives to comply with the terms and conditions of this Section 10.03, and (iii) be responsible and liable for any breach of this Section 10.03 by it or its Representatives.

(d)    If a Party becomes compelled by a court or is requested by a Governmental Entity to make any disclosure that is prohibited or otherwise constrained by this Section 10.03, such Party shall provide the disclosing Party with prompt notice of such compulsion or request so that it may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 10.03. In the absence of a protective order or other remedy, the Party subject to the requirement to disclose may disclose that portion (and only that portion) of the Confidential Information that, based upon advice of its counsel, it is legally compelled to disclose or that has been requested by such Governmental Entity; provided, however, that such Party shall use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded by any Person to whom any Confidential Information is so disclosed.

(e)    Nothing herein shall prohibit or otherwise restrict the disclosure of any Confidential Information by or on behalf of Buyer or its Affiliates to the FDA or other Governmental Entity to the extent required by the FDA or such other Governmental Entity to enable the use or transfer of the Priority Review Voucher; provided, that Buyer, its Affiliates and their respective Representatives shall use commercially reasonable efforts to obtain confidential treatment for any such disclosures.

Section 10.05    Disclosures Concerning this Agreement. The press release with respect to the execution of this Agreement that is attached as Exhibit G hereto shall be issued by Seller on or on the next Business Day following the Effective Date. Buyer and Seller agree not to (and to ensure that their respective Affiliates do not) issue any other press releases or public announcements concerning this Agreement, or that identifies the other Party as party to this Agreement or the acquiror of the Priority Review Voucher, without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as required by a Governmental Entity or applicable Legal Requirement (including the rules and regulations of any stock exchange or trading market on which a Party’s (or its parent entity’s) securities are traded); provided that the Party intending to disclose such information shall use reasonable efforts to provide the other Party with advance notice of such required disclosure, and an opportunity to review and comment on such proposed disclosure (which comments shall be considered in good faith by the disclosing Party). Notwithstanding the foregoing, without prior submission to or approval of the other Party, either Party may issue press releases or public announcements which incorporate only such information concerning this Agreement as was included in a press release or public disclosure which was previously disclosed under the terms of this Agreement or which contains only non‑material factual information regarding this Agreement. Each Party acknowledges that the other Party, or the other Party’s parent entity, as a publicly traded company is legally obligated to make timely disclosures of material events relating to its business. The Parties acknowledge that either or both Parties may be obligated to file a copy of this Agreement with the United States Securities and Exchange Commission; provided that if a Party is obligated to so file a copy of this Agreement, such Party shall prepare a proposed redacted version thereof and request confidential treatment thereof, and the other Party may promptly provide its comments and additional proposed redactions, if any, thereon, which comments and proposed redactions, if any, shall be considered in good faith by the Party required to so file a copy of this Agreement.

Section 10.06    Expenses. Whether or not the Asset Purchase and the other transactions contemplated by this Agreement are consummated, and except as otherwise expressly set forth in this Agreement, each of the Parties shall bear its own fees and expenses incurred or owed in connection with the purchase and sale of the Purchased Assets, this Agreement and the transactions contemplated hereby.

ARTICLE XI.
GENERAL PROVISIONS

Section 11.01    Survival. The representations and warranties of Seller and Buyer contained in this Agreement, and liability for the breach thereof, shall survive the Closing and shall remain in full force and effect for a period of eighteen (18) months following the Closing Date; provided, however, that (a) all covenants that by their terms was to be performed at or prior to the Closing and all Fundamental Representations and any claims for Fraud shall survive the Closing Date and remain in full force and effect until the later of (i) the date that is six (6) years after the Closing Date, and (ii) the expiration of the applicable statute of limitations, and (b) covenants which are by their terms to be performed following the Closing shall survive the Closing and remain in full force and effect until performed in accordance with their terms. Notwithstanding the foregoing, if written notice of a claim has been given in the manner required by Section 8.02 prior to the expiration of the applicable survival period by the Party seeking indemnification for such claim, then the relevant covenants, representations and warranties of the other Party shall survive as to such claim until such claim has been finally resolved pursuant to Article VIII.

Section 11.02    Transfer Taxes and Fees. Any and all sales, excise, use, value‑added and similar taxes, fees or duties assessed or incurred by reason of the sale by Seller and the purchase by Buyer of the Purchased Assets hereunder (“Transfer Taxes”) shall be borne fifty percent (50%) by Buyer on the one hand, and fifty percent (50%) by Seller on the other hand, regardless of which Party such taxes, fees or duties are assessed against. The party that is primarily responsible for the filing of any Tax return or other documentation with respect to Transfer Taxes shall promptly prepare and file such Tax return or documentation, as applicable, and the other party shall provide such cooperation in connection therewith as may be reasonably requested by the filing party. Buyer, its Affiliates, or any Buyer transferee of the Priority Review Voucher shall be solely responsible for the payment of the priority review fee described in 21 U.S.C. § 360ff(c) (the “Priority Review Fee”) and all other user fees applicable to the human drug application for which the Priority Review Voucher is redeemed, following the Closing. For the avoidance of doubt, following the Closing, Seller shall have no liability or obligation for any such fees.

Section 11.03    Notices. Any notice or other communication required or permitted to be delivered to any Party shall be in writing and shall be deemed properly delivered, given and received: (a) when delivered by hand; (b) on the date sent by e‑mail of a PDF document (with confirmation of transmission) if sent prior to 5:00 p.m. in the time zone of the intended recipient on a Business Day, and otherwise on the next Business Day or (c) upon such Party’s receipt after being sent by registered mail, by courier or express delivery service; or (d) upon confirmation of receipt during normal business hours on a Business Day or, if received after normal business hours, on the next Business Day, after being sent by facsimile, in any case to the address or facsimile number set forth beneath the name of such Party below (or to such other address as such Party shall have specified in a written notice given to the other Party in accordance with this Section 11.03):

(a)    if to Buyer, to:

[***]

Attention: [***]

Email: [***]

[***]Attention: [***]

Email: [***]

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

Attention: Stephen A. Infante

Email: [***]

(b)    if to Seller, to:

Zevra Therapeutics, Inc.

1180 Celebration Blvd., Suite 103

Celebration, FL 34747

Attention: Chief Legal Officer

Email: [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, CA 90067

Attention: Andrew Clark

Email: [***]

Section 11.04    Construction.

(a)    The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(b)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” and the word “or” is not intended to be exclusive unless expressly indicated otherwise. The words “will” and “shall” have the same meaning. “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.”

(c)    The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Except as otherwise indicated, (i) all references in this Agreement to “Articles,” “Sections,” “Schedules” or “Exhibits” are intended to refer to Articles, Sections, Schedules or Exhibits of this Agreement, and (ii) references in any Section to any clause are references to such clause of such Section.

(d)    Except where the context otherwise requires, wherever used, the singular shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word “or” is used in the inclusive sense (and/or).

(e)    Whenever this Agreement refers to a number of days, unless otherwise specified, such number refers to calendar days.

(f)    The captions, table of contents and headings in this Agreement are for convenience of reference only and in no way define, describe, extend, or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement.

(g)    Unless otherwise specified, (i) references to any applicable law or other Legal Requirement shall be deemed to refer to such law or Legal Requirement as amended from time to time and to any rules, regulations or interpretations promulgated thereunder and (ii) references to any agreement or Contract are to that agreement or Contract as amended, modified, supplemented, extended or renewed from time to time in accordance with the terms hereof and thereof.

Section 11.05    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission or facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 11.06    Entire Agreement. This Agreement, including all exhibits and schedules attached hereto and the Confidentiality Agreement by and between the Parties (or, in the case of Buyer, its Affiliate), dated January 29, 2025, sets forth the entire understanding of the Parties relating to the subject matter hereof and supersedes all prior agreements and understandings among or between the Parties relating to the subject matter hereof.

Section 11.07    Assignment. No Party will have the right to assign this Agreement, in whole or in part, by operation of law or otherwise, without the other Party’s express prior written consent. Any attempt to assign this Agreement without such consent, will be null and void. Notwithstanding the foregoing, any Party may assign this Agreement, in whole or in part, without the consent of the other Party: (a) to a Third Party that succeeds to all or substantially all of its assets or business related to this Agreement (whether by sale, merger, operation of law or otherwise); or (b) to an Affiliate of such Party. Notwithstanding the foregoing, Buyer may assign this Agreement, in whole or in part, without Seller’s consent, to any purchaser, transferee, or assignee of any of the Purchased Assets. For the avoidance of doubt, no assignment made pursuant to this Section 11.07 shall relieve the assigning Party of any of its obligations under this Agreement. Subject to the foregoing, this Agreement will bind and inure to the benefit of each Party’s successors and permitted assigns.

Section 11.08    Severability. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the Parties. The Parties shall use commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 11.09    Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any Party of any right to specific performance or injunctive relief. The Parties agree that irreparable harm would occur in the event that the transactions contemplated hereby are not consummated in accordance with the terms of this Agreement, and that money damages or other legal remedies would not be an adequate remedy for any such harm. Accordingly, the Parties acknowledge and hereby covenant and agree that in the event of any breach or threatened breach of the covenants, agreements, or obligations set forth in this Agreement, then in addition to any other remedy available at law or in equity, the non‑breaching Party will be entitled to seek an injunction or injunctions to prevent or restrain any breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to enforce compliance with the covenants, agreements, and obligations under this Agreement. Each Party hereby covenants and agrees not to raise, and irrevocably waives, any objections to the availability of such relief that a remedy at law would be adequate and that a bond or other security will be required.

Section 11.10    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. The Parties irrevocably and unconditionally submit to the exclusive jurisdiction of the state and federal courts in Delaware solely and specifically for the purposes of any action or proceeding arising out of or in connection with this Agreement.

Section 11.11    WAIVER OF JURY TRIAL. EACH PARTY, TO THE EXTENT PERMITTED BY LAW, KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES ITS RIGHT TO A TRIAL BY JURY IN ANY ACTION OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS IT CONTEMPLATES. THIS WAIVER APPLIES TO ANY ACTION OR LEGAL PROCEEDING, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE.

Section 11.12    Amendment; Extension; Waiver. Subject to the provisions of applicable Legal Requirements, the Parties may amend this Agreement at any time pursuant to an instrument in writing signed on behalf of each of the Parties. At any time, any Party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

Section 11.13    Representation By Counsel; Interpretation. Seller and Buyer each acknowledge that it has been represented by its own legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it, has no application and is expressly waived.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement has been executed on behalf of each of the parties hereto as of the date first above written.

[***]By: /s/[***]

Name: [***]

Title: [***]IN WITNESS WHEREOF, this Agreement has been executed on behalf of each of the parties hereto as of the date first above written.

ZEVRA THERAPEUTICS, INC.

By: /s/ Neil F. McFarlane

Name: Neil F. McFarlane

Title: President and Chief Executive Officer

IN WITNESS WHEREOF, this Agreement has been executed on behalf of each of the parties hereto as of the date first above written.

SOLELY WITH RESPECT TO SECTION 10.01(c):

ZEVRA DENMARK A/S

By: /s/ R. LaDuane Clifton

Name: R. LaDuane Clifton

Title: Chief Executive Officer

EXHIBIT A

APPROVAL LETTER

[See Attached]

EXHIBIT B

FORM OF BILL OF SALE

[See Attached]

EXHIBIT C

Priority Review Voucher Transfer

[See Attached]

EXHIBIT D

SELLER’S TRANSFER ACKNOWLEDGMENT LETTER

[See Attached]

EXHIBIT E

BUYER’S TRANSFER ACKNOWLEDGMENT LETTER

[See Attached]

EXHIBIT F

PRE‑CLOSING PRV NOTICE

[See Attached]

EXHIBIT G

Seller’s Pre‑Closing FDA Letter

[See Attached]

EXHIBIT H

PRESS RELEASE

[See Attached]

Schedule 4.05
Title to Purchased Assets

[See Attached]

Schedule 4.12
Document Disclosure

[See Attached]